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                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                               HMI Industries Inc. (Formally Health Mor Inc.)
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                                (Name of Issuer)

                     Common Stock, Par Value $1.00 per share
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                         (Title of Class of Securities)

                                    40423810
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                                 (Cusip Number)

     John S. Meany. Jr., 9200 S. Winchester, Chicago, IL 60620 773-445-5821
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 1, 2000
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             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                                                               Page 1 of 4 pages

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CUSIP NO.      40423810                     13D
           ---------------

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1.  Names of reporting Persons/IRS Identification Nos. of Above Persons
    (Entities Only)

John S. Meany, Jr.
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2.  Check the Appropriate Box if a Member of a Group                  (a) [  ]

                                                                      (b) [  ]
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3.  SEC Use Only

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4.  Source of Funds

OO, BK
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5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Item 2(d) or 2(e)                                                     [  ]

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6. Citizenship or Place of Organization

USA
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         Number of         7.  Sole Voting Power
         Shares                536,729*
                          ------------------------------------------------------
         Beneficially      8.  Shared Voting Power
         Owned by         ------------------------------------------------------
         Each              9.  Sole Dispositive Power
         Reporting             536,729*
                          ------------------------------------------------------
         Person with       10. Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned By Each Reporting Person

536,729*
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12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]


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13. Percent of Class Represented By Amount in Row (11)

8.1%
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14. Type of Reporting Person

IN
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*Excludes 6,750 shares owned by his spouse, beneficial ownership of which is disclaimed.

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1.  SECURITY AND ISSUER.
    (a) Common Stock, par value $1.00
    (b) HMI Industries Inc. Formally Health-Mor Inc., 6000 Lombardo Center, Seven Hills, OH 44131

2.  IDENTITY AND BACKGROUND.
    (a) John S. Meany, Jr.
    (b) 9200 S. Winchester, Chicago, IL  60620
    (c) Attorney in private practice
    (d) No
    (e) No
    (f) USA

3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         The shares reported on the original Schedule 13D and Amendments 1 and 2 thereto were acquired by bequest. The shares acquired that require the filing of this amendment were acquired in a private offering by the Company. The funds used to purchase the shares were borrowed from American National Bank and Trust Company of Chicago with a personal line of credit secured by securities other than the purchased securities. The shares represented by exercisable stock options included herein in accordance with Rule 13d-3 were granted by the Company to Mr. Meany in accordance with the Company's Omnibus Long-Term Compensation Plan.

4.  PURPOSE OF TRANSACTION.
         The shares were acquired for investment purposes.

5.  INTEREST IN SECURITIES OF THE ISSUER.
    (a) Mr. Meany is the beneficial owner of 536,729 shares, including 15,000 exercisable options. This represents 8.1% of the shares outstanding.
    (b) Mr. Meany has sole power to vote and dispose of the shares beneficially owned.
    (c) On January 2, 2001 Mr. Meany received an option to purchase 6,000 shares of common stock at $1.0625 per share, the market value on that date. The option vests over four years beginning one year from the date of grant and expires on January 2, 2006 to the extent not exercised. The option was an automatic grant pursuant to the Company's Omnibus Long-Term Compensation Plan.
    (d) Mr. Meany's spouse is the beneficial owner of 6,750 shares not included above.
    (e)  N.A.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
    None

7.  MATERIAL TO BE FILED AS EXHIBITS.
    (a)  Consumer Pledge and Security Agreement with American National Bank.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

                                             2-26-01
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                                             Date

                                             John S. Meany, Jr.
                                             ---------------------------
                                             John S. Meany, Jr.